Exhibit 99.1

Suntech to Appeal NYSE Determinations

WUXI, China, Nov. 19, 2013 /PRNewswire/ — Suntech Power Holdings Co., Ltd. (OTC: STPFQ) (the “Company” or “Suntech”) today announced that it intends to appeal the decision of NYSE Regulation, Inc. (“NYSE Regulation”) to commence delisting proceedings of the Company’s American Depositary Shares (ADRs). The Company received a letter from NYSE Regulation on November 6, 2013 stating that Suntech’s ADRs would be suspended from trading due to uncertainties about the Company’s ability to complete its Form 20-F for the fiscal year ended December 31, 2012 within the time frames required by the NYSE in light of uncertainty around the Company’s and its significant subsidiary’s ongoing restructuring and the fact that the Company is also in the process of restating its previously issued December 31, 2010 and 2011 financial statements.

Trading of the Company’s American Depositary Shares had been suspended by NYSE Regulation prior to the opening on Monday, November 11, 2013. Since such suspension, quotations of the Company’s American Depositary Shares have been available on the OTC market under the symbol “STPFQ”.

The Company believes a Committee of the Board of Directors of the NYSE will make a final determination as to the Company’s American Depositary Shares by early 2014.

About Suntech

Suntech Power Holdings Co., Ltd. (OTC: STPFQ) produces solar products for residential, commercial, industrial, and utility applications. Suntech has delivered more than 25,000,000 photovoltaic panels to over a thousand customers in more than 80 countries. Suntech’s pioneering R&D creates customer-centric innovations that are designed to drive solar to grid parity against fossil fuels. Suntech’s mission is to provide everyone with reliable access to nature’s cleanest and most abundant energy source.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements, and includes the ability of the Company to successful appeal the decision of NYSE Regulation Inc. regarding the Company’s continued listing status and the timing any such final decision. Further information regarding these and other risks is included in Suntech’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Suntech does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For media enquiries, please contact:

Ryan Scott Ulrich

Public Relations and Investor Relations

Ph: +86 510 8531 8654

Email: ryan.ulrich@suntech-power.com